As filed with the Securities and Exchange Commission on October 1, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Franklin Managed Municipal Income Trust

(Name of Subject Company (issuer))

Franklin Managed Municipal Income Trust

(Name of Filing Person (offeror))

Remarketed Preferred Shares, Series A and Series C

(Title of Class of Securities)

746823202

746823400

(CUSIP Number of Class of Securities)

100 Federal Street

Boston, Massachusetts 02110

(Address of Principal Executive Offices)

(617) 292-1000

(Registrant’s Telephone Number, Including Area Code)

Jane Trust

Franklin Templeton

One Madison Avenue, 17th Floor

New York, New York 10010

(Name and Address and Telephone of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David W. Blass, Esq. Ryan P. Brizek, Esq. Debra Sutter, Esq. Simpson Thacher & Bartlett LLP 900 G Street NW Washington, DC 20001	Marc A. De Oliveira, Esq. Venice Monagan, Esq. Franklin Templeton 100 First Stamford Place Stamford, CT 06902

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Franklin Managed Municipal Income Trust, a Massachusetts business trust (the “Fund”), to purchase for cash up to 100% of the Fund’s outstanding Remarketed Preferred Shares, Series A and Series C (the “Preferred Shares”), at 92.875% of the liquidation preference of $100,000 per Series A share and $50,000 per Series C share, plus any unpaid dividends accrued through the termination date of this tender offer, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 1, 2026 and the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

ITEMS 1 THROUGH 9 AND ITEM 11

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Purchase under Section 8 (“Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 1, 2026

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Notice of Withdrawal of Tender

(a)(2)	None

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(a)(5)	Press Release issued on October 1, 2026

(b)	None

(d)	None

(e)	None

(g)	None

(h)	None

107	Calculation of Filing Fee Tables

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANKLIN MANAGED MUNICIPAL INCOME TRUST

By:	/s/ Jane E. Trust
Name: Jane E. Trust
Title: President, Chief Executive Officer and Trustee

Dated: October 1, 2026

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 1, 2026

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Notice of Withdrawal of Tender

(a)(5)	Press Release issued on October 1, 2026

107	Calculation of Filing Fee Tables